SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31 May 2024

Name of applicant:		Prudential plc
Name of scheme:		Prudential Sharesave Plan 2023
Period of return:	From:	1 November 2023	To:	30 April 2024
Balance of unallotted securities under scheme(s) from previous return:		1,131,702 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0 ordinary shares of 5p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		814 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,130,888 ordinary shares of 5p each

Name of contact:	Hannah Perera
Telephone number of contact:	+44 (0)20 3977 9529

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31 May 2024

Name of applicant:		Prudential plc
Name of scheme:		Prudential Long Term Incentive Plan 2023 Prudential Agency Long Term Incentive Plan
Period of return:	From:	1 November 2023	To:	30 April 2024
Balance of unallotted securities under scheme(s) from previous return:		498,152 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		757,800 ordinary shares of 5p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		757,800 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		498,152 ordinary shares of 5p each

Name of contact:	Hannah Perera
Telephone number of contact:	+44 (0)20 3977 9529

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31 May 2024

Name of applicant:		Prudential plc
Name of scheme:		Prudential International Savings-Related Share Option Scheme Prudential International Savings-Related Share Option Scheme for Non-Employees
Period of return:	From:	1 November 2023	To:	30 April 2024
Balance of unallotted securities under scheme(s) from previous return:		23,774 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		330,000 ordinary shares of 5p each
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		304,507 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		49,267 ordinary shares of 5p each

Name of contact:	Hannah Perera
Telephone number of contact:	+44 (0)20 3977 9529

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary